Exhibit 5

(FOLEY & LARDNER LETTERHEAD)

FOLEY & LARDNER LLP
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
WWW.FOLEY.COM

January 11, 2005

CLIENT/MATTER NUMBER
083697-0101

WPS Resources Corporation
700 North Adams Street
Green Bay, Wisconsin 54307-9001

Ladies and Gentlemen:

We have acted as counsel for WPS Resources Corporation, a Wisconsin corporation (the "Company"), in conjunction with the preparation of a Registration Statement on Form S-3 (the "Registration Statement"), including the prospectus constituting a part thereof (the "Prospectus"), to be filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement and the Prospectus relate to the proposed sale from time to time pursuant to Rule 415 under the Securities Act of up to 1,500,000 shares of the Company's common stock, par value $1 per share (the "Common Stock"), and the associated rights to purchase shares of Common Stock accompanying each share of Common Stock (the "Rights"), pursuant to the WPS Resources Corporation Stock Investment Plan (the "Plan"). The Common Stock with attached Rights is sometimes referred to herein collectively as the "Securities". The terms of the Rights are as set forth in that certain Rights Agreement, dated as of December 12, 1996, as amended, by and between the Company and American Stock Transfer & Trust Company as successor rights agent to U.S. Bank National Association and Firstar Trust Company (the "Rights Agreement").

In connection with our representation, we have examined: (1) the Registration Statement, including the Prospectus; (2) the Restated Articles of Incorporation and By-Laws of the Company, as amended to date; (3) the Plan; and (4) such other proceedings, documents and records as we have deemed necessary to enable us to render this opinion. In all such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents, certificates and instruments submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have, among other things, relied upon certificates of public officials and, as to various factual matters, certificates of officers of the Company.

Based upon and subject to the foregoing, and assuming that (1) the Registration Statement and any amendments thereto (including post-effective amendments) will have become effective and comply with all applicable laws; (2) the Registration Statement will be effective and will comply with all applicable laws at the time the Securities are offered or issued as contemplated by the Registration Statement; and (3) all Securities will be issued and sold in



compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the Prospectus, we are of the opinion that:

1.   The Company is a validly existing corporation under the laws of the State of Wisconsin.

2.   The Common Stock, when issued and paid for pursuant to the Plan and as set forth in the Registration Statement and Prospectus, will be validly issued, fully paid and nonassessable, except with respect to wage claims of, or other debts owing to, employees of the Company for services performed, but not exceeding six months' service in any one case, as provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law; and

3.   The Rights attached to the shares of Common Stock when issued pursuant to the terms of the Rights Agreement will be validly issued.

We hereby consent to the reference to our firm under the caption "Legal Opinion" in the Prospectus and to the use of this opinion as an exhibit to the Registration Statement. In giving our consent, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

/s/ Foley & Lardner LLP

FOLEY & LARDNER LLP